Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

January 21, 2011

VIA EDGAR TRANSMISSION

Mr. Briccio B. Barrientos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 39 (“PEA”)
(File Nos. 333-132380 and 811-21864)

Dear Mr. Barrientos:

We are writing to respond to the oral comments we received from you on December 19, 2010 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2010 with the purpose of establishing three new series, the Asia Bond Fund, Latin America Bond Fund and EMEA Bond Fund (together, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectus and/or Statement of Additional Information.

Asia Bond Fund Prospectus:

1.	Comment: Please provide a competed fee table and example numbers.

Response: Following is the Fund’s fee and example information:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.55%

Distribution and/or Service (12b-1) Fees	None

Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.55%

* “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

1 Year	3 Years
$ 56	$176

Mr. Bric Barrientos

January 21, 2011

2.	Comment: Please include an 80% policy to invest in Asian issuers.

Response: The Fund has revised its 80% policy as follows:

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “Fixed Income Securities.” For these purposes, Fixed Income Securities include debt instruments, such as government and corporate bonds, notes and other obligations issued by governments or corporations economically tied to Asian countries and denominated in Asian currencies or U.S. dollars, as well as certain derivatives described herein.

3.	Comment: Please review and revise your derivatives disclosure as needed in light of ICI letter.

Response: On July 30, 2010, Barry Miller, Associate Director in the SEC’s Division of Investment Management, issued a letter to the ICI providing guidance from the SEC staff on derivatives related disclosures by investment companies.1 The letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage.

The Fund’s Investment Strategy section identifies the type of derivatives in which the Fund invests and the purpose for such investment. The Funds’ Derivatives Investment Risk disclosure then specifically identifies and describes each type of derivative in which the Fund may invest, as well as the specific risks associated therewith. Accordingly, we believe the Funds’ derivative disclosure is appropriately specific and consistent with Mr. Miller’s letter to the ICI.

4.	Comment: Please confirm whether Fixed Income Securities denominated in Asian currencies and issued by supranational entities are excluded from the 80% basket.

Response: We confirm that these securities would be part of the 80% basket for purposes of Rule 35d-1.

5.	Comment: Please complete the years for the portfolio’s duration.

Response: The Fund’s portfolio duration is between two and seven years.

[1]

Derivatives-Related Disclosure by Investment Companies, Letter to the Investment Company Institute from the SEC’s Division of Investment Management (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Mr. Bric Barrientos

January 21, 2011

6.	Comment: Please replace references to “Fixed Income Securities” with “bonds.”

Response: We have not made the requested change as we are not aware of a requirement to do so. We also note our disclosure is consistent with other similarly managed funds currently in operation. See Pimco Emerging Markets Bond Fund, Registration Statement dated July 31, 2010 (emphasis added):

The Fund’s investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments denominated in currencies of countries with emerging securities markets, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Fund may invest in forwards or derivatives denominated in any currency, and forwards or derivatives denominated in any currency will be included under the 80% policy noted in the prior sentence so long as the underlying asset of such forwards or derivatives is a Fixed Income Instrument denominated in the currency of an emerging market country. The Fund may, but is not required to, hedge its exposure to non-U.S. currencies. Assets not invested in instruments denominated in currencies of non-U.S. countries described above may be invested in other types of Fixed Income Instruments.

7.	Comment: Please confirm derivatives are not included in the Fund’s 80% investment policy.

Response: As described in our response to Comment 2, above, the prospectus clearly states that derivatives are included in the Fund’s 80% investment policy. See footnote 13 to Investment Company Act Release No. 24828 (Jan. 17, 2001).

8.	Comment: Delete generic geographic concentration risk and replace with Asia-specific risk disclosure.

Response: We have made the requested change.

Latin America Bond Fund Prospectus:

9.	Comment: Please provide a competed fee table and example numbers.

Response: The Fund’s Board of Trustees has not yet approved fees for the Fund and therefore this information is not currently available. When available, and prior to the commencement of Fund operations, we will send you this information in a supplemental correspondence filing.

10.	Comment: Please include an 80% policy to invest in Latin American issuers.

Response: The Fund has revised its 80% policy as follows:

Mr. Bric Barrientos

January 21, 2011

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “Fixed Income Securities.” For these purposes, Fixed Income Securities include debt instruments, such as government and corporate bonds, notes and other obligations issued by governments and corporations economically tied to Latin American countries and denominated in Latin American currencies or U.S. dollars, as well as certain derivatives described herein.

11.	Comment: Please complete the years for the portfolio’s duration.

Response: The Fund’s portfolio duration is between two and seven years.

12.	Comment: Replace references to “Fixed Income Securities” with “bonds.”

Response: Please see our response to Comment 6, above.

13.	Comment: Please review and revise your derivatives disclosure as needed in light of ICI letter.

Response: Please see our response to Comment 3, above.

14.	Comment: Confirm derivatives are not included in the Fund’s 80% investment policy.

Response: Please see our response to Comment 7, above.

15.	Comment: Delete generic geographic concentration risk and replace with Latin America-specific risk disclosure.

Response: We have made the requested change.

EMEA Bond Fund Prospectus:

16.	Comment: Please provide a competed fee table and example numbers.

Response: The Fund’s Board of Trustees has not yet approved fees for this Fund and therefore they are not currently available. When available, and prior to the commencement of Fund operations, we will send you this information in a supplemental correspondence filing.

17.	Comment: Please include an 80% policy to invest in EMEA issuers.

Response: The Fund has revised its 80% policy as follows:

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “Fixed Income Securities.” For these purposes, Fixed Income Securities include debt instruments, such as government and corporate bonds, notes and other obligations issued by governments and corporations that are economically tied to developing countries in the EMEA Region and denominated in local currencies of the EMEA Region or U.S. dollars, as well as certain derivatives described herein.

18.	Comment: Please complete the years for the portfolio’s duration.

Response: The Fund’s portfolio duration is between two and seven years.

19.	Comment: Replace references to “Fixed Income Securities” with “bonds.”

Response: Please see our response to Comment 6, above.

Mr. Bric Barrientos

January 21, 2011

20.	Comment: Please review and revise your derivatives disclosure as needed in light of ICI letter.

Response: Please see our response to Comment 3, above.

21.	Comment: Delete generic geographic concentration risk and replace with EMEA-specific risk disclosure.

Response: We have made the requested change.

General Comments:

22.	Comment: Please confirm all required information is included in each Fund’s summary.

Response: We confirm that all required information is included, except as indicated in our responses to Comments 9, 16 and 24, in each Fund’s Summary.

23.	Comment: Please confirm that all principal risks are included in the summary and any new risks in the Additional Information section are identified as non-principal risks.

Response: All risks listed in both sections are identified as principal risks.

24.	Comment: Please provide sub-adviser and portfolio manager information as soon as possible.

Response: Mellon Capital Management Corporation serves as the sub-adviser to the Asia Bond Fund. David C. Kwan and Lisa Mears O’Connor, each a Managing Director, Fixed Income, are the portfolio managers to the Asia Bond Fund. The Fund’s Board of Trustees has not yet approved a sub-adviser for the Latin America Bond Fund or the EMEA Bond Fund and therefore this information is not currently available. When available, and prior to the commencement of each Fund, we will send you this information in a supplemental correspondence filing.

25.	Comment: Update the SEC’s phone number and zip code on the back cover.

Response: We have made the requested change.

SAI:

26.	Comment: Please distinguish between principal and non-principal risks.

Response: We have not made the requested change as we are not aware of a requirement to do so.

27.	Comment: Please include the lag time of any portfolio holdings disclosure arrangements and describe any on-going arrangements with third-parties identified by name, including those with any of the Funds’ service providers.

Response: We have revised the disclosure to state “Daily access to each Fund’s portfolio holdings with no lag time is permitted to personnel of the Advisers, Distributor, custodian and accountant and other agents or service providers to the Trust who need such information in connection with the ordinary course of their respective duties to the Funds.” Further, as an ETF, the Funds fully disclose their portfolio holdings on a daily basis.

Mr. Bric Barrientos

January 21, 2011

28.	Comment: Please add each Fund’s 80% investment policy to the non-fundamental investment limitations and make consistent with the prospectus disclosure.

Response: We have made the requested change.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5391 or John McGuire at 202.739.5654.

Sincerely,

/s/ Kathleen M. Long

Kathleen M. Long

c:   W. John McGuire, Esq.

      Richard Morris, Esq.